June 8, 2010
Via EDGAR and facsimile (703) 813-6968
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-4631
           Re: Comment Letter dated May 24, 2010 relating to Annual Report on Form 10-K for the Year ended December 31, 2009 filed February 16, 2010 (the “10-K”) and the Definitive Proxy Statement on Schedule 14A filed March 29, 2010 (the “Proxy Statement”) of Waste Management, Inc. (the “Company”), File No. 001-12154
Dear Ms. Long:
           In connection with your review of the Company’s 10-K and Proxy Statement, we submit the following response to the comments included in your letter of May 24, 2010. The response below includes the original comments from your letter, in italics, followed by our responses.
           We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filing. Please feel free to call us at the telephone number listed at the end of this letter.
Form 10-K for the Year Ended December 31, 2009
Exhibits and Financial Statement Schedules, page 130
1. We note that you do not appear to have publicly filed the schedules and exhibits to your credit agreement listed as Exhibit 10.5. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.
            The Company confirms that it will file its then current credit agreement, including all of its schedules and exhibits, as an exhibit to its next quarterly report on Form 10-Q, if not in an earlier current report on Form 8-K.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
June 8, 2010

Definitive Proxy Statement on Schedule 14A
Board of Directors, page 4; Non-Employee Director Compensation, page 12; Executive Compensation, page 20
2. Please confirm that you computed the aggregate grant date fair value for stock awards reported for your non-employee directors and your named executive officers in accordance with FASB ASC Topic 718. In addition, in future filings please disclose that you compute the fair value of equity awards in accordance with FASB ASC Topic 718. Please refer to paragraphs (c), (d) and (k) of Item 402 of Regulation S-K.
           The Company confirms that it computed the aggregate grant date fair value for stock awards reported for its non-employee directors and its named executive officers in its Proxy Statement in accordance with FASB ASC Topic 718. In future filings, the Company will disclose that it has computed the fair value of any such equity awards in accordance with FASB ASC Topic 718.
           The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to call me at (713) 265-1275 if you have any questions about these matters.

Very truly yours, /s/ John S. Tsai John S. Tsai Vice President, Assistant General Counsel – Corporate & Securities

cc:	John C. Pope, Chairman of the Board
Patrick W. Gross, Chairman – Audit Committee
W. Robert Reum, Chairman – Management Development and Compensation Committee
David P. Steiner, President and Chief Executive Officer
Rick L Wittenbraker, SVP & General Counsel
Robert G. Simpson, SVP & Chief Financial Officer
Linda J. Smith, Corporate Secretary